Exhibit (d)(4)

EXECUTION VERSION

LIMITED GUARANTEE

THIS LIMITED GUARANTEE, dated as of April 7, 2022, 2022 (this “Limited Guarantee”), is made by Brookfield Asset Management, Inc. a corporation organized under the laws of Ontario, and Brookfield Capital Partners VI L.P., a Cayman Islands exempted limited partnership (each a “Guarantor” and collectively the “Guarantors”), in favor of CDK Global, Inc., a Delaware corporation (the “Company”). Reference is hereby made to that certain Agreement and Plan of Merger, dated on or about the date hereof (as the same may be amended, modified or restated in accordance with the terms thereof, the “Merger Agreement”), by and among the Company, Central Parent LLC, a Delaware limited liability company (“Parent”), and Central Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

1.                   Limited Guarantee. To induce the Company to enter into the Merger Agreement, each Guarantor hereby irrevocably and unconditionally guarantees to the Company (on a several (and not joint and several) basis) the due and punctual payment by Parent to the Company of such Guarantor’s respective percentage as set forth opposite its name in Annex 1 (for each such Guarantor, its “Guaranteed Percentage”) of (i) the Parent Termination Fee on the terms and subject to the conditions set forth in Section 7.6(b) of the Merger Agreement (the “Reverse Termination Fee Obligations”) and (ii) all of the reimbursement, indemnification or payment obligations of Parent under the Merger Agreement (including any reimbursement or indemnification obligations pursuant to Section 5.10(a) and 5.10(f) and any interest or other amounts payable pursuant to Section 7.6(c)) when required to be paid by Parent pursuant to and in accordance with the Merger Agreement (the “Other Obligations” and, together with the Reverse Termination Fee Obligations, the “Guaranteed Obligations”); provided, that notwithstanding anything to the contrary set forth in this Limited Guarantee, the Merger Agreement or any other agreement contemplated hereby or thereby, (a) the Company and the Guarantors agree that in no event shall the aggregate liability of the Guarantors hereunder exceed (x) $596,000,000 less (y) the amount of Guaranteed Obligations actually paid on behalf of Parent to the Company (such amount, the “Liability Limitation”) and (b) in no event shall each Guarantor’s maximum aggregate liability under this Limited Guarantee exceed such Guarantor’s Guaranteed Percentage of the Liability Limitation, less the amount of Guaranteed Obligations actually paid on behalf of Parent to the Company on behalf of such Guarantor (the “Guarantor Cap” with respect to such Guarantor), and that the Guarantors shall in no event be required to pay, in the aggregate, more than the Liability Limitation or the Guarantor Cap with respect to such Guarantor under or in respect of this Limited Guarantee, or otherwise have any liability relating to, arising out of or in connection with the Merger Agreement and the transactions contemplated thereby or any other circumstance, other than as contemplated in that certain equity commitment letter entered into by each Guarantor in connection with the Merger Agreement (the “Equity Commitment Letter”). The Guarantors shall, upon the written request of the Company (a “Performance Demand”), promptly and in any event within eight (8) Business Days, pay such Guaranteed Obligations in full (subject to the Liability Limitation and the Guarantor Cap). Notwithstanding anything to the contrary contained in this Limited Guarantee or any other document, the obligations of the Guarantors under this Limited Guarantee shall be several and not joint.

2.                   Terms of Limited Guarantee.

(a)                This Limited Guarantee is one of payment, not collection, and a separate action or actions may be brought and prosecuted against the Guarantors to enforce this Limited Guarantee up to the Liability Limitation and, with respect to each Guarantor, up to such Guarantor’s Guarantor Cap, irrespective of whether any action is brought against Parent or any other Person, or whether Parent or any other Person are joined in any such action or actions.

(b)                Except as otherwise provided herein and without amending or limiting the other provisions of this Limited Guarantee (including Section 6 hereof), the liability of the Guarantors under this Limited Guarantee shall, to the fullest extent permitted under applicable law, be absolute and unconditional irrespective of, and each Guarantor hereby expressly waives to the fullest extent permitted by law any defense now or in the future arising by reason of:

(i)             the value, genuineness, regularity, illegality or enforceability of the Merger Agreement or any other agreement or instrument referred to herein, including this Limited Guarantee (other than the invalidity of the Merger Agreement arising from any inaccuracy of Section 4.3 of the Merger Agreement);

(ii)             any release or discharge of any obligation of Parent contained in the Merger Agreement to the extent resulting from any change in the corporate existence, structure or ownership of Parent, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or any of their assets;

(iii)            any duly-executed and delivered amendment or modification of the Merger Agreement, or change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, any liability incurred directly or indirectly in respect thereof, or any duly-executed amendment or waiver of or any consent to any departure from the terms of the Merger Agreement or the documents entered into in connection therewith;

(iv)            the existence of any claim, set-off or other right that the Guarantors may have at any time against Parent or the Company, whether in connection with any Guaranteed Obligation or otherwise;

(v)             the adequacy of any other means the Company may have of obtaining repayment of any of the Guaranteed Obligations;

(vi)            the addition, substitution or release of any Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement;

(vii)           the failure or delay on the part of the Guarantors to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub, Guarantor or any other Person interested in the transactions contemplated by the Merger Agreement;

(viii)          the right by statute or otherwise to require the Guarantors to institute suit against Parent, Merger Sub, Guarantor or any of their respective Affiliates or to exhaust any rights and remedies which the Guarantors have or may have against Parent, Merger Sub, Guarantor or any of their respective Affiliates; or

(ix)            any other act or omission that may or might in any manner or to any extent vary the risk of the Guarantors or otherwise operate as a discharge of the Guarantors as a matter of law or equity (other than payment of the Guaranteed Obligations, subject to the Liability Limitation and, with respect to each Guarantor, such Guarantor’s Guarantor Cap); provided, that notwithstanding any other provision of this Limited Guarantee to the contrary, the Company hereby agrees that the Guarantors may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantors under this Limited Guarantee, any claim, set-off, deduction, defense or release that Parent could assert against the Company under the terms of, or with respect to, the Merger Agreement that would relieve each of Parent of its obligations under the Merger Agreement.

(c)               The Guarantors hereby waive any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Company upon this Limited Guarantee or acceptance of this Limited Guarantee. Without expanding the obligations of the Guarantors hereunder, the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between Parent or the Guarantors, on the one hand, and the Company, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee. The Guarantors acknowledge that they will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. Except as expressly provided herein, when pursuing its rights and remedies hereunder against the Guarantors, the Company shall be under no obligation to pursue such rights and remedies it may have against Parent or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Company of Parent or any such other Person or any right of offset, shall not relieve the Guarantors of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Company.

(d)                The Company shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file any claim shall not affect the Guarantors’ obligations hereunder. In the event that any payment to the Company in respect of any Guaranteed Obligation hereunder is rescinded or must otherwise be returned for any reason whatsoever, the Guarantors shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made so long as this Limited Guarantee has not been terminated.

3.                   Waiver of Acceptance, Presentment, etc. Subject to the proviso in Section 2(b)(ix), the Guarantors hereby expressly waive any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Company. The Guarantors waive promptness, diligence, notice of the acceptance of this Limited Guarantee and of any Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (other than notices to be provided in accordance with Section 12 hereof or Section 8.7 of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Parent or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than breach by the Company of this Limited Guarantee).

4.                   Sole Remedy.

(a)                The Company acknowledges and agrees that, as of the date hereof, Parent has no assets, other than their respective rights under the Merger Agreement and the agreements contemplated thereby, including the Equity Commitment Letter. Except as specifically contemplated by this Limited Guarantee and the Equity Commitment Letter, the Company acknowledges and agrees that no funds are expected to be contributed to Parent, and that, except for rights against Parent to the extent expressly provided in Section 8.15 of the Merger Agreement and subject to all of the terms, conditions and limitations herein and therein, the Company shall not have any right to cause any assets to be contributed to Parent by the Guarantors, any Guarantor Affiliate (as defined below) or any other Person, other than the Equity Commitment Letter.

(b)                The Guarantors shall not have any obligation or liability to any Person relating to, arising out of or in connection with this Limited Guarantee other than as expressly set forth herein and in the Equity Commitment Letter. The Company further agrees that it has no remedy, recourse or right of recovery against, or contribution from, and no personal liability shall attach to, (i) any former, current or future, direct or indirect director, officer, employee, agent or Affiliates of the Guarantors, (ii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, (iii) any former, current or future, direct or indirect holder of any securities or any equity interests of any kind of the Guarantors, Parent (whether such holder is a limited or general partner, member, stockholder or otherwise), or (iv) any former, current or future assignee of the Guarantors, Parent or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, controlling person, representative or assignee of any of the foregoing, in each case, other than Parent, Merger Sub, the Guarantors and any assignee of the obligations of Parent, Merger Sub or the Guarantors arising from the Retained Claims (those Persons described in the foregoing clauses (i), (ii), (iii) and (iv), together, with any other Non-Recourse Parent Party, but excluding Parent, Merger Sub, the Guarantors or any assignee of the obligations of Parent, Merger Sub or the Guarantors arising from the Retained Claims, being referred to herein collectively as “Guarantor Affiliates”), through Guarantor, Parent or otherwise, whether by or through attempted piercing of the corporate veil or similar action, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, by or through a claim by or on behalf of Guarantor, Parent against the Guarantor, any Guarantor Affiliates, Parent or otherwise in respect of any liabilities or obligations relating to, arising out of or in connection with, this Limited Guarantee, the Equity Commitment Letter and the Confidentiality Agreement, except, in each case, for (v) its rights against the Guarantors under this Limited Guarantee, (w) its rights against Parent under, and in accordance with, the terms and conditions of the Merger Agreement, (x) its rights and remedies against Brookfield Capital Partners LLC pursuant to that certain nondisclosure agreement, dated as of January 25, 2022 (the “Confidentiality Agreement”), by and between the Company and Brookfield Asset Management, Inc., (y) its rights and remedies against the Guarantors pursuant to the Equity Commitment Letter and (z) any rights the Company or any of its Affiliates have against any of Guarantor, Parent, Merger Sub or any Guarantor Affiliate pursuant to the terms of any Contract to which such Guarantor, Parent, Merger Sub or such Guarantor Affiliate, respectively, is a party (collectively, clauses (v) through (z), the “Retained Claims”); provided, that in the event any Guarantor (i) consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person such that the sum of such Guarantor’s remaining net assets plus uncalled capital is less than the Liability Limitation (less amounts paid under this Limited Guarantee prior to such event), then, and in each such case, the Company may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any applicable law, against such continuing or surviving entity or such Person (in either case, a “Successor Entity”), as the case may be, but only to the extent of the unpaid liability of the applicable Guarantor hereunder up to the amount of the Guaranteed Obligations for which such Guarantor is liable, as determined in accordance with this Limited Guarantee. Except for Guarantee Claims, Merger Agreement Claims (each as defined below) and any Retained Claims, recourse against the Guarantors and any Successor Entity under this Limited Guarantee and the Equity Commitment Letter shall be the sole and exclusive remedy of the Company and all of its Affiliates and Subsidiaries against the Guarantors and any Guarantor Affiliate in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, and such recourse shall be subject to the limitations described herein and therein.

(c)                The Company hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement, this Limited Guarantee, Equity Commitment Letter, Confidentiality Agreement or, in each case, the transactions contemplated hereby or thereby, against the Guarantors or any Guarantor Affiliate except for (i) claims by the Company against the Guarantors and any Successor Entity under and in accordance with this Limited Guarantee (“Guarantee Claims”), (ii) claims by the Company against Parent under and in accordance with the Merger Agreement (“Merger Agreement Claims”) and (iii) the Retained Claims, and the Company hereby, on behalf of itself and its Affiliates (and to the extent permitted by law, its Representatives), hereby releases the Guarantors and each Guarantor Affiliate from and with respect to any and all claims, known or unknown, now existing or hereafter arising, under, or in connection with, the Merger Agreement, this Limited Guarantee or, in each case, the transactions contemplated thereby or otherwise relating thereto, whether by or through attempted piercing of the corporate (or limited liability company or partnership) veil, by or through a claim by or on behalf of a Guarantor or Parent or any other Person against the Guarantors or any Guarantor Affiliate, or otherwise under any theory of law or equity, in each case, except for Guarantee Claims, the Merger Agreement Claims and the other Retained Claims.

(d)                For all purposes of this Limited Guarantee, a Person shall be deemed to have pursued a claim against another Person if such first Person brings a legal action against such Person, adds such other Person to an existing legal proceeding, other than such actions as are expressly contemplated and permitted in the Merger Agreement and the other agreements contemplated hereby.

5.                   Subrogation. The Guarantors will not exercise against Parent any rights of subrogation or contribution, whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by any of them pursuant to the provisions of Section 1 unless and until the Guaranteed Obligations have been indefeasibly paid in full.

6.                   Termination. This Limited Guarantee shall terminate upon, and the Guarantors shall not have any further liability or obligation under this Limited Guarantee from and after, the earliest of: (a) the Effective Time, (b) the termination of the Merger Agreement by mutual written consent of Parent and the Company pursuant to Section 7.1 thereof, (c) the termination of the Merger Agreement by the Company pursuant to Section 7.2(b) thereof, (d) subject to the Liability Limitation and the respective Guarantor Caps, the payment by the Guarantors of all amounts payable with respect to the Guaranteed Obligations after they become due and payable, (e) the date that is seventy-five (75) days following termination of the Merger Agreement in accordance with its terms (other than terminations for which clauses (b) or (c) applies), unless prior to the expiration of such seventy-five (75) day period (i) the Company shall have delivered a written notice with respect to any of the Guaranteed Obligations or (ii) the Company shall have commenced a legal proceeding against the Guarantors, Parent alleging the Parent Termination Fee is due and owing, or that Parent are liable for any other Other Obligations under the Merger Agreement or against the Guarantors that amounts are due and owing from the Guarantors pursuant to Section 1, in which case this Limited Guarantee shall survive solely with respect to amounts so alleged to be owing; provided, that with respect to the foregoing clause (e), if the Merger Agreement has been terminated, such notice has been provided and such legal proceeding has been commenced, the Guarantors shall have no further liability or obligation under this Limited Guarantee from and after the earliest of (x) a final, non-appealable order of a court of competent jurisdiction in accordance with Section 14 hereof determining that the Guarantors do not owe any amount under this Limited Guarantee and (y) a written agreement among the Guarantors and the Company that specifically references this Section 6(e) in which the Company acknowledges that the obligations and liabilities of the Guarantors pursuant to this Limited Guarantee are terminated, and (f) the Company or any of its controlled Affiliates commences a legal proceeding seeking to impose liability upon any Guarantor in excess of the Liability Limitation or in excess of the applicable Guarantor Cap with respect to any Guarantor, as applicable, or otherwise challenges any limit on the liability of the Guarantors hereunder, or makes any claim arising under, or in connection with, the Merger Agreement, this Limited Guarantee or, in each case, the transactions contemplated thereby, other than a Guarantee Claim, a Merger Agreement Claim or other Retained Claim (in the event of any of the actions described in this clause (f), the obligations and liabilities of the Guarantors under this Limited Guarantee shall terminate ab initio and be null and void); provided, that in the event of an assertion of a claim other than any Guarantee Claim, Merger Agreement Claim or Retained Claim (an “Other Claim”) the Guarantors shall provide written notice to the Company specifying in reasonable detail such Other Claim and this Limited Guarantee shall only terminate pursuant to this Section 6(f) if such Other Claim is not withdrawn within ten (10) days of the Company’s receipt of such written notice.

7.                   Continuing Guarantee. Unless terminated pursuant to the provisions of Section 6, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantor, its successors and assigns, and any Successor Entity, and shall inure to the benefit of, and be enforceable by, the Company and its permitted successors, transferees and assigns. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

8.                   Entire Agreement. This Limited Guarantee and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

9.                   Amendment; Waivers, etc. No amendment, modification or discharge of this Limited Guarantee, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Limited Guarantee or a failure to or delay in exercising any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

10.               No Third Party Beneficiaries. Except for the provisions of this Limited Guarantee which reference Guarantor Affiliates (each of which shall be for the benefit of and enforceable by each Guarantor Affiliate), the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Limited Guarantee, and this Limited Guarantee is not intended to, and does not, confer upon any person other than the parties hereto and any Guarantor Affiliate any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

11.               Counterparts. This Limited Guarantee may be executed by facsimile or other means of electronic transmission and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

12.               Notices. All notices, requests, claims, demands, waivers and other communications required or permitted to be given under this Limited Guarantee shall be in writing and shall be deemed given when received if delivered personally; when transmitted if transmitted by facsimile or by electronic mail (with written confirmation of transmission); the business day (as such term is defined in the Merger Agreement) after it is sent, if sent for next day delivery to a domestic address by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to the Company,

CDK Global, Inc.
1950 Hassell Road
Hoffman Estates, IL 60169

Attention:	Brian Krzanich Lee Brunz
Email:	brian.krzanich@cdk.com lee.brunz@cdk.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Attention:	Scott A. Barshay Kyle T. Seifried
Email:	sbarshay@paulweiss.com kseifried@paulweiss.com

if to the Guarantors,

c/o Brookfield Capital Partners LLC

250 Vesey Street

New York, NY 10281

Attention:	Dave Gregory Doug Bayerd
Email:	dave.gregory@brookfield.com doug.bayerd@brookfield.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:	Leonard Kreynin Cheryl Chan
Email:	leonard.kreynin@davispolk.com cheryl.chan@davispolk.com

or, in each case, at such other address as may be specified in writing to the other party.

13.               Governing Law. Section 8.4 (Governing Law) of the Merger Agreement is incorporated by reference herein mutatis mutandis.

14.               Consent to Jurisdiction, etc. Subject to Section 15 below, Section 8.5 (Jurisdiction) of the Merger Agreement is incorporated by reference herein mutatis mutandis.

15.               Waiver of Jury Trial. Section 8.6 (Waiver of Jury Trial) of the Merger Agreement is incorporated by reference herein mutatis mutandis.

16.               Representations and Warranties. Each Guarantor hereby represents and warrant with respect to itself to the Company that: (a) it is duly organized and validly existing under the laws of its jurisdiction of organization, (b) it has all limited partnership power and authority to execute, deliver and perform this Limited Guarantee, (c) the execution, delivery and performance of this Limited Guarantee by such Guarantor has been duly and validly authorized and approved by all necessary partnership action, and no other proceedings or actions on the part of such Guarantor is necessary therefor, (d) this Limited Guarantee has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against such Guarantor in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors, (e) such Guarantor has uncalled capital commitments or access to funds equal to or in excess of its Guarantor Cap and its limited partners or other investors have and will continue to have until the termination of this Limited Guarantee the obligation to fund such capital, (f) the execution, delivery and performance by such Guarantor of this Limited Guarantee do not and will not (i) violate the organizational documents of such Guarantor, (ii) violate any applicable law or order, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, any contract to which such Guarantor is a party, in any case, for which the violation, default or right would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation by such Guarantor of the transactions contemplated by this Limited Guarantee on a timely basis and (g) it has and will continue to have until the termination of this Limited Guarantee the financial capacity to pay and perform all of its obligations under this Limited Guarantee, and all funds necessary to fulfill the Guaranteed Obligations under this Limited Guarantee (subject to the Liability Limitation and the applicable Guarantor Cap) shall be available to such Guarantor for as long as this Limited Guarantee shall remain in effect.

17.               No Assignment. Neither the Guarantors nor the Company may assign their respective rights, interests or obligations hereunder to any other person (except by operation of law) without the prior written consent of the Company (in the case of an assignment by the Guarantor) or the Guarantors (in the case of an assignment by the Company) except that (a) Guarantor may assign all or a portion of its rights, interest or obligations hereunder to one or more Affiliates and (b) if a portion of Guarantor’s commitment under the Equity Commitment Letter is assigned in accordance with the terms thereof, then a corresponding portion of the Guaranteed Obligations hereunder may be assigned to the same assignee; provided that any such assignment will not relieve Guarantor of its obligations under this Limited Guarantee.

18.               Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Limited Guarantee is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provisions in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever; provided, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the Liability Limitation provided in Section 1 hereof and to the provisions of Section 4 and Section 6. No party shall assert, and each party shall cause its respective Affiliates not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.

19.               Headings. The headings contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

20.               Relationship of the Parties; Several Liability. Each party acknowledges and agrees that (a) this Limited Guarantee is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Limited Guarantee nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of the Guarantors under this Limited Guarantee are solely contractual in nature. In no event shall Parent or the Guarantors be considered an “Affiliate”, “security holder” or “representative” of the Company for any purpose of this Limited Guarantee.

*   *   *   *   *

IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guarantee as of the date first written above.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Cyrus Madon
Name: Cyrus Madon
Title: Managing Partner and Chief Executive Officer

BROOKFIELD CAPITAL PARTNERS VI L.P.

By:	Brookfield Capital Partners VI GP LLC, its general partner

By:	Brookfield Capital Partners VI Officer GP LLC, its sole member

By:	/s/ Luke Ricci
Name: Luke Ricci
Title: Vice President, Investments

CDK GLOBAL, INC.

By:	/s/ Brian Krzanich
Name:	Brian Krzanich
Title:	Chief Executive Officer

ANNEX 1

Guarantor	Guaranteed Percentage
Brookfield Asset Management Inc.	42.9875%
Brookfield Capital Partners VI L.P.	57.0125%

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